Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	F-2 - F-3

Interim Consolidated Statements of Income	F-4

Interim Consolidated Statements of Changes in Equity	F-5

Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Interim Consolidated Financial Statements	F-8 – F-14

- - - - - - - - - - - - -

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2021	December 31, 2020
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$95,655	$36,289
Restricted cash	576	567
Trade receivables, net	20,161	14,095
Contract assets	157	756
Other receivable and prepaid expenses	1,273	1,637
Inventories (Note 4)	31,593	28,783

Total current assets	149,415	82,127

NON CURRENT ASSETS:
Investment in affiliated company (Note 5)	3,000	-
Long-term receivable and other deposits	245	230
Property, plant and equipment, net (Note 6)	16,473	13,968
Deferred tax assets (Note 10)	6,038	-
Operating lease right-of-use assets	11,947	10,581

Total non-current assets	37,703	24,779

Total assets	$187,118	$106,906

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2021	December 31, 2020
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan (Note 8c)	$-	$454
Trade payables	16,648	10,603
Other accounts payable and accrued expenses	9,725	9,855
Advances from customers	4,360	2,323
Contract liabilities	172	232
Operating lease short-term liabilities	2,276	1,885

Total current liabilities	33,181	25,352

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	775	789
Operating lease long-term liabilities	9,651	8,732

Total long-term liabilities	10,426	9,521

SHAREHOLDERS EQUITY:
Share capital (Note 9) -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at June 30, 2021 and December 31, 2020; Issued and outstanding: 49,253,171 at June 30, 2021 and 43,724,446 at December 31, 2020 respectively	488	440
Additional paid-in capital	202,159	144,944
Accumulated deficit	(59,136)	(73,351)

Total equity	143,511	72,033

Total liabilities and equity	$187,118	$106,906

The accompanying notes are an integral part of the unaudited interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2021	2020
	Unaudited

Revenues	$53,472	$32,577

Cost of revenues	32,243	20,980

Gross profit	21,229	11,597
Operating expenses:
Research and development	4,993	4,239
Marketing and selling	2,956	2,385
General and administrative	5,225	4,293

Total operating expenses	13,174	10,917

Operating income	8,055	680

Total financial income, net	122	197

Income tax	6,038	-
Net income	14,215	877
Basic net income per Ordinary share	$0.30	$0.02
Diluted net income per Ordinary share	$0.29	$0.02

Weighted average number of Ordinary shares used for computing basic net income per share	47,145,784	43,041,405
Weighted average number of Ordinary shares used for computing diluted net income per share	49,123,135	44,002,634

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except number of shares data)

					Accumulated
	Number of Ordinary	Share	Additional paid-in		other comprehensive		Accumulated	Total
	shares	capital	capital		loss		deficit	equity

Balance at January 1, 2020	38,456,693	$394	$120,017	*)	$-	*)	$(78,991)	$41,420
Share-based compensation to employees	-	-	682		-		-	682
Issuance of Ordinary shares ,net	4,819,052	41	23,494		-		-	23,535
Exercise of options	209,320	2						2
Net income	-	-	-				877	877

Balance at June 30, 2020 (unaudited)	43,485,065	$437	$144,193		$-		$(78,114)	$66,516

	Number of Ordinary	Share	Additional paid-in	Accumulated other comprehensive	Accumulated	Total
	shares	capital	capital	loss	deficit	equity

Balance at January 1, 2021	43,724,446	$440	$146,139	$(1,195)	$(73,351)	$72,033

Share-based compensation to employees	-	-	1,326	-	-	1,326
Issuance of Ordinary shares ,net	5,175,000	46	55,891	-	-	55,937
Exercise of options	353,725	2	(2)			-
Net income	-	-	-		14,215	14,215

Balance at June 30, 2021 (unaudited)	49,253,171	$488	$203,354	$(1,195)	$(59,136)	$143,511

*)       Reclassified

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
	Unaudited
Cash flows from operating activities:
Net income	$14,215	$877
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation	1,599	1,014
Severance pay, net	(14)	(96)
Short term loan forgiveness	(454)	-
Share-based compensation to employees	1,326	682
Operating lease right-of-use assets	875	506
Increase in trade receivables, net	(6,066)	(5,168)
Increase in deferred tax assets	(6,038)	-
Operating lease long-term liabilities	(931)	(511)
Increase (decrease) in other receivable and prepaid expenses	366	(748)
Decrease in contract assets	599	224
Increase (decrease) in contract liabilities	(60)	(190)
Increase in inventories	(3,719)	(9,629)
Increase in trade payables	5,380	7,685
Increase (decrease) in other accounts payable and accrued expenses	1,904	(3)

Net cash provided by (used in) operating activities	8,982	(5,357)

Cash flows from investing activities:
Purchase of equipment	(2,529)	(2,406)
Increase (decrease) in long-term receivables and other deposits	(15)	42
Investment in affiliated company	(3,000)	-

Net cash used in investing activities	(5,544)	(2,364)

Cash flows from financing activities:
Issuance of shares, net	55,937	23,536
Proceeds from short term loan	-	454

Net cash provided by financing activities	$55,937	$23,990

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
	Unaudited

Increase in cash and cash equivalents and restricted cash	59,375	16,269
Cash and cash equivalents and restricted cash at the beginning of the period	36,856	14,134

Cash and cash equivalents and restricted cash at the end of the period	$96,231	$30,403

(a) Supplemental disclosures of cash flow activities:

Net cash paid during the period for income taxes	$33	$13

(b) Non-cash transactions

Purchase equipment in credit	$663	$411

Transfer of inventory to equipment	$909	$352

Right-of-use assets obtained in exchange for new operating lease liabilities	$2,241	$438

The following table provides a reconciliation of cash and cash equivalents and restricted deposits reported within the interim consolidated balance sheets that sum to the total of such amounts in the interim consolidated statements of cash flows:

	June 30, 2021	June 30, 2020
	Unaudited

Cash and cash equivalents	$95,655	$29,908
Restricted cash	576	495

Cash and cash equivalents and restricted cash	$96,231	$30,403

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-
GENERAL

RADA Electronic Industries Ltd. (the "Company") is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications. The Company also specializes in the design, development, production and sales of avionics systems for fighter aircraft and unmanned aerial vehicles (“UAVs”).

In January 2018, the Company incorporated RADA Sensors Inc. (“RSI”) as a fully owned subsidiary of the Company. As of December 31, 2019, RSI is the holder of 100% of the interests in RADA Technologies LLC, also organized in January 2018. At the time of its organization, RSI was the owner of 75% of RADA Technologies LLC. During July 2019, the Company acquired the remaining 25% interest in RADA Technologies LLC. RSI is also the holder of 100% of the interests in RADA Innovations LLC, which began its operations in 2021.

The Company is organized and operates as one operating segment.

In March 2021, the Company completed an underwritten public offering of 5,175,000 Ordinary shares at a price of $11.50 per share, for a total consideration of $59,215. Offering costs amounted to approximately $3,300.

NOTE 2:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Article 10 of U.S. Securities and Exchange Commission Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments except as otherwise discussed) considered necessary for a fair presentation have been included.

Operating results for the six month period ended June 30, 2021 are not  necessarily indicative of the results that may be expected for the year ending December 31, 2021.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these unaudited interim consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements of the Company as of December 31, 2020, set forth in the Company's Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on March 1, 2021, except as discussed below:

Investment in affiliated company:

For investments in non-marketable equity securities without readily determinable fair values where the Company does not have control or the ability to exercise significant influence over the operation and financial policies of the issuer of the securities, the Company has elected to measure these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment in the same issuer. This election is made for each investment separately and is reassessed at each reporting period as to whether the investment continues to qualify for this election. Additionally, at each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

NOTE 4:-	INVENTORIES

	June 30,	December 31,
	2021	2020
	Unaudited	Audited

Raw materials and components	$23,389	$23,744
Work in progress	6,735	3,997
Finished goods	1,469	1,042

	$31,593	$28,783

NOTE 5:-      INVESTMENT IN AFFILIATED COMPANY

In March 2021, the Company signed a share purchased agreement to invest $3 million to acquire 24,020 ordinary shares of Radsee Technologies Ltd. (“Radsee”). Additionally, the Company has a 24 month option to acquire an additional 7,409 ordinary shares of Radsee.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-PROPERTY, PLANT AND EQUIPMENT, NET

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
Cost:
Factory building	$1,722	$1,722
Machinery and equipment *)	19,778	16,603
Office furniture and equipment	1,393	1,098
Leasehold improvements	3,590	2,959

	26,483	22,382
Accumulated depreciation:
Factory building	1,722	(*)1,722
Machinery and equipment	7,547	6,170
Office furniture and equipment	288	236
Leasehold improvements	453	(*)286

	10,010	8,414

Property, plant and equipment, net	$16,473	$13,968

*)	As of June 30, 2021 and December 31, 2020, $488 and $423 relate to construction-in- progress of production infrastructure, respectively.

(*)	Reclassified

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial instruments at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The carrying amount of cash and cash equivalents, restricted deposits, trade receivables, other accounts receivable, bank credit and current maturities of long term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents the Company's liabilities measured at fair value on a recurring basis at June 30, 2021 and December 31, 2020:

	June 30, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Other accounts receivable and prepaid expenses:
Foreign currency derivatives	$-	$27	$-	$27

Total	$-	$27	$-	$27

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial liabilities:
Other accounts receivable and prepaid expenses:
Foreign currency derivatives	$-	$159	$-	$159

Total	$-	$159	$-	$159

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-COMMITMENTS AND CONTINGENT LIABILITIES

a. The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the Israel Innovation Authority ("IIA"). In return for the IIA's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the IIA, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the product and in the absence of such sales, no payment is required. As of June 30, 2021, the Company received total grants from the IIA in the amount of $5,543.

The total amount of royalties charged to operations for the six months period ended June 30, 2021 and 2020 was approximately $0 and $123, respectively. As of June 30, 2021, the Company's contingent liability for royalties, that are linked to active programs, net of royalties paid or accrued, totaled approximately $0.

b. The Company provides bank guarantees to some of its customers and others, in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others, as of June 30, 2021, is approximately $576.

c.  In April 2020, the RADA Technologies LLC received approximately $454 in proceeds from an approved loan under the Paycheck Protection Program.  Interest accrued on outstanding principal balance at a rate of 1% per annum, computed on a simple interest basis.  The loan principal and accrued interest were eligible for forgiveness provided that (i) RADA Technologies LLC  used the loan proceeds exclusively for allowed costs including payroll, employee group health benefits, rent and utilities and (ii) employee and compensation levels were maintained. The entire loan was forgiven in March 2021.
NOTE 9:-	SHAREHOLDERS' EQUITY

Stock option plans:

In April 2015, the Company's Board of Directors adopted the "2015 Share Option Plan" (the "Plan"), which authorized the grant of options to purchase up to an aggregate of 1,500,000 Ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within a maximum of ten years from adoption of the Plan, In November 2018 the Company's Board of Directors extended the Plan for 10 additional years.

Generally, under the terms of the Plan, unless determined otherwise by the administrator of the Plans, 25% of the option granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.

In addition, options granted under the plan are granted at the average closing price of our Shares as quoted on NASDAQ during the 30 business days prior to the date the Option is granted.

For our US employees, the exercise price is the higher of (a) the average closing price of our shares as quoted on NASDAQ during the 30 business days prior to the date the option is granted, and (b) the closing price as quoted on NASDAQ on the last trading day preceding the date the option is granted.

These options will be exercisable for 48 months following the date of vesting.

As of June 30, 2021, options to purchase 205,937 Ordinary shares are available for future grant under the Plan.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-   SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company’s activity for options granted to employees and directors under the Plan is as follows:

	Six months ended June 30, 2021
	Unaudited
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	3,290,162	$3.57	7.91	$8,768
Granted	1,600,000	12.79	-	-
Exercised	(461,402)	2.70	-	-
Forfeiture	(23,125)	4.91	-	-

Outstanding at the end of the period	4,405,635	7.00	8.35	23,808

Exercisable	1,291,533	$3.12	7.04	$11,710

The weighted average fair value of options granted during the six months ended June 30, 2021 and 2020 was $7,744 and $1,498, respectively.

The intrinsic value of exercisable options (the difference between the closing share price of the Company’s Ordinary Shares on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the option holders had all option holders exercised their options on June 30, 2021. This amount changes based on the fair market value of the Company’s Ordinary shares.

The total intrinsic value of options exercised during the six months period ended June 30, 2021 and, during the year ended December 31, 2020, were $4,596, and $4,376, respectively

As of June 30, 2021, unamortized compensation expenses related to stock options to be recognized over an average time of approximately four (4) years is approximately $9,958.

During the six months period ended June 30, 2021, the Company recognized compensation expenses related to stock options in the amount of $1,326, as follows:

	Six months ended June 30,
	2021	2020
	Unaudited

Cost of revenues	$222	$122
Research and development	310	178
Marketing and selling	82	(18)
General and administrative	712	400

	$1,326	$682

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-   INCOME TAX

At June 30, 2021, the Company released the valuation allowance against deferred tax assets of its Israeli based company. The Company assesses its ability to recover its deferred tax assets on an ongoing basis. Significant management judgment is required in determining any valuation allowance recorded against deferred tax assets. In evaluating the ability to recover deferred tax assets, the Company considers available positive and negative evidence including its recent retained earnings, its ability to carry-back losses against prior taxable income and its projected financial results. The Company also considers, commensurate with its objective verifiability, the forecast of future taxable income including the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. A valuation allowance may be recorded in the event it is deemed to be more-likely-than-not that the deferred tax asset cannot be realized. Previously established valuation allowances may also be released in the event it is deemed to be more-likely-than-not that the deferred tax asset can be realized. Any release of valuation allowance will be recorded as a tax benefit which will positively impact the Company’s operating results.

Management has determined on the basis of the quarterly assessment performed at June 30, 2021, that these deferred tax assets are more-likely-than-not to be realized. During the six months ended June 30, 2021, the Company released $6,038 of valuation allowance and recorded deferred tax assets primarily related to net operating losses carryforwards ("NOLs").

The Company’s quarterly tax provision, and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation, and changes in its valuation allowance. The income tax benefit was $6,038 for the six months ended June 30, 2021, and income tax benefits were $ 0 for the six months ended June 30, 2020. The income tax expense (benefit) for the periods consisted of income taxes related to Israel.

NOTE 11:-	GEOGRAPHIC INFORMATION

a.
In accordance with Statement of ASC 280, "Segment Reporting", the Company is organized and operates as one business segment, which develops, manufactures and sells tactical land radars for ground forces and border protection and avionics systems for fighter aircraft and UAVs (see also Note 1a).

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Six months ended
	June 30,
	2021	2020
	Unaudited

Israel	$9,045	$11,035
Asia & Australia	3,106	1,210
USA	39,839	12,871
Latin America	132	527
Europe	1,350	6,934
Total	53,472	32,577